07021155

EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

Attn: Filing Desk - Stop 1-4

RECEIVED
2007

5th February, 2007.

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 31st January 2007, I enclose one copy of the following item that the Company have issued to the Regulatory News Service:

(b) an announcement, dated 5th February 2007, confirming that the Credit Suisse companies had:

- decreased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 30th January 2007, held 31,772,207 shares, being 3.97% of the shares in issue; and,
- increased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 31st January 2007, held 32,545,735 shares, being 4.07% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

PROCESSED
FEB 21 2007
THOMSON
FINANCIAL

Ref. [illegible]

EMI

VIA PR NEWSWIRE DISCLOSE

ER 07/22

Regulatory News Service

5th February, 2007.

EMI GROUP PLC
Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Credit Suisse Securities (Europe) Ltd, in notifications dated and received by fax after the close of business on 2nd February 2007, that the Credit Suisse companies had:

- decreased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 30th January 2007, held 31,772,207 shares, being 3.97% of the shares in issue; and,

- increased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 31st January 2007, held 32,545,735 shares, being 4.07% of the shares in issue.

END